Exhibit (h)(132)

FORM OF

EXPENSE LIMITATION AGREEMENT

JANUS INVESTMENT FUND

JANUS HENDERSON GLOBAL ASSET ALLOCATION FUNDS

[ ], 2024

Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”) with respect to Janus Henderson Global Allocation Fund – Conservative, Janus Henderson Global Allocation Fund – Growth, and Janus Henderson Global Allocation Fund – Moderate (each, a “Fund,” and together, the “Funds”). This letter is to inform you that the Adviser will waive all or a portion of its management fee (or otherwise reimburse/waive class specific expenses), as applicable, for a one-year term commencing on June [ ], 2024, under the following conditions:

In the event the operating expenses allocated to any class of a Fund (excluding the expenses of any underlying fund), including the amount payable to the Adviser pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed the percentage of average daily net assets set forth in Schedule A, the Adviser shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable by a share class of the Fund pursuant to a Rule 12b-1 Plan; shareholder servicing fees, such as transfer agency fees (including out of pocket costs), administrative services fees and any networking/omnibus fees payable by any share class; the “Performance Adjustment” if the Fund has a performance-based investment advisory fee; as well as the amount of any items not normally considered operating expenses such as acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions, and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of a Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to the Adviser and/or by the Adviser to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of a Fund in the same manner as the underlying expenses or fees were allocated.

This waiver/reimbursement will continue in effect for a one-year term commencing on June [ ], 2024, unless otherwise terminated, revised or extended. This waiver/reimbursement is applicable only to the Funds and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

JANUS HENDERSON INVESTORS US LLC	JANUS INVESTMENT FUND

By:	By:
Name:	Name:
Title:	Title:

Schedule A

Fund Name	Expense Limit (%)
Janus Henderson Global Allocation Fund – Conservative	0.14
Janus Henderson Global Allocation Fund – Moderate	0.12
Janus Henderson Global Allocation Fund – Growth	0.14

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